Exhibit 99.1
GRAVITY REPORTS CONSOLIDATED FINANCIAL RESULTS FOR 2021
Seoul, South Korea, March 31, 2022 - GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online and mobile game developer and publisher based in South Korea, announces its consolidated financial results for the fiscal year ended December 31, 2021, prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. Financial statements are available on Edgar at http://www.sec.gov.

REVIEW OF FINANCIAL RESULTS

Revenues and Cost of Revenues
Revenues for 2021 were KRW 413,938 million (US$ 348,260 thousand), representing a 2.0% increase from KRW 405,953 million for 2020.
Online game revenue decreased by 15.8% to KRW 75,370 million (US$ 63,411 thousand) in 2021 from KRW 89,545 million in 2020. The decrease in online game revenue was mostly decreased revenues from Ragnarok Online in Thailand.
Mobile game revenue for 2021 was KRW 320,164 million (US$ 269,365 thousand), representing a 7.3% increase from KRW 298,324 million for 2020. This increase was mainly due to increased revenues from Ragnarok X: Next Generation which was launched in Southeast Asia on June 18, 2021 and Ragnarok Origin which was launched in Japan on June 28, 2021 and such increase was partially offset by decreased revenues from Ragnarok M: Eternal Love and Ragnarok Origin in Korea.
Other revenue was KRW 18,404 million (US$ 15,484 thousand) in 2021, representing a 1.8% increase from KRW 18,084 million in 2020.
Cost of revenues was KRW 224,173 million (US$ 188,604 thousand) in 2021, representing a 6.2% decrease from KRW 239,045 million in 2020. The decrease in cost of revenues was mainly due to decreased commissions paid for service fees of royalty payments, mobile platforms and outsourcing fees for game services related to Ragnarok M: Eternal Love.
As a result of the foregoing factors, gross profit for 2021 was KRW 189,765 million (US$ 159,656 thousand), representing a 13.7% increase from KRW 166,908 million for 2020.
Selling, General & Administrative Expenses (“SG&A”)
The Company’s total SG&A increased 19.1% to KRW 92,201 million (US$ 77,572 thousand) in 2021 compared with KRW 77,434 million in 2020. This increase in SG&A was mostly attributable to increased advertising expenses, salaries, and research and development expenses.
Based on the foregoing factors, the Company recorded an operating income of KRW 97,564 million (US$ 82,084 thousand) in 2021, compared to an operating income of KRW 89,474 million in 2020.
Non-operating Income and Non-operating Expenses
Non-operating income for 2021 was KRW 1,737 million (US$ 1,461 thousand) compared with non-operating expenses KRW 1,463 million in 2020. This increase in non-operating income was primarily due to increased gain on foreign currency transaction and decreased impairment loss on other non-current assets.
Profit before income tax for 2021 was KRW 99,301 million (US$ 83,545 thousand), compared with profit before income tax of KRW 88,011 million in 2020.
Gravity recorded a net profit of KRW 65,880 million (US$ 55,427 thousand) in 2021 compared with a net profit of KRW 62,556 million in 2020.

The balance of cash and cash equivalents and short-term financial instruments was KRW 247,105 million (US$ 207,898 thousand) as of December 31, 2021.
Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,188.59 to US$1.00, the noon buying rate in effect on December 30, 2021 as quoted by the Federal Reserve Bank of New York.